February 24, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Bradley Ecker, Geoffrey Kruczek, SiSi Cheng, Melissa Gilmore

Re: Zapp Electric Vehicles Group Ltd

Amendment No. 3 to Registration Statement on Form F-4

Filed on February 21, 2023

File No. 333-268857

Dear Ladies and Gentleman:

On behalf of Zapp Electric Vehicles Group Limited (the “Company”), reference is made to comment received telephonically on February 23, 2023 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form F-4, as amended (the “Registration Statement”). Separately today, the Company has submitted to the Commission Amendment No. 4 to the Registration Statement (“Amendment No. 4”) through EDGAR in response to the Staff’s comment. Amendment No. 4 has been marked to indicate changes from the Registration Statement. For your convenience, we have set forth below the Staff’s comment, followed by the Company’s response thereto (including page references to Amendment No. 4, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 4. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Amendment No. 3 to Registration Statement on Form F-4 filed February 21, 2023

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 100

1.    You disclose on page 188 that certain investors have purchased an aggregate principal amount of $6.1 million Zapp Convertible Loan Notes as part of the convertible financing undertaken by the company pursuant to the Merger Agreement. Please tell us and disclose how these transactions are reflected in your pro forma financial statements. Also tell us how you considered including a discussion of these material transactions in your subsequent events footnote disclosures. Refer to ASC 855-10-50-2.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10-12, 34-35, 44-45, 103-105, 107-109, 113-116, F-24-F-25 and F-62 in response to the Staff’s comment.

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Please do not hesitate to contact the undersigned at +65 6437 5464, with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Sharon Lau

Sharon Lau of LATHAM & WATKINS LLP

cc:	Swin Chatsuwan, Kiattipong Arttachariya, Zapp Electric Vehicles Limited
F. Peter Cuneo, Gavin Cuneo, Michael Minnick, CIIG Capital Partners II, Inc.
Alice Hsu, Orrick, Herrington & Sutcliffe LLP
Ackneil Muldrow, III, Weil, Gotshal & Manges LLP